

June 7, 2011

Via U.S. Mail and Facsimile: (619) 546-6060
Robert Lawrence
Chief Executive Officer
Pharma Investing News, Inc.
833 Seymour St., Unit 1008
Vancouver, B.C.
Canada, V5T 0A4

> **Re: Pharma Investing News, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 17, 2011**
> **File No. 333-174271**

Dear Mr. Lawrence:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your company has nominal operations and assets. Tell us in your response letter why you should not be considered a "shell company" as defined in Rule 405 of Regulation C.

2. Revise your disclosure throughout to make clear what are your current operations and what are your anticipated operations.

Prospectus Cover Page

3. Please provide a cross-reference to your risk factors pursuant to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 5

4. We note your disclosure that you expect that the maximum amount of funds generated from this offering will allow you to operate for 12 months following this offering. Please expand your disclosure here and in your Management's Discussion and Analysis to address when you expect your operations to begin to generate revenues if you sold 100% of the securities offered for sale. In addition, please disclose when you anticipate that your operations would begin to generate revenue if you sold 75%, 50% or 10%, respectively, of the securities offered for sale. Please disclose the level of revenues you expect to generate and whether you expect your revenues will exceed your costs.

5. We note that the shares in this offering will be sold to friends, family and business contacts, and all outstanding shares of the company are currently held by your founder. Therefore, a public market for your securities does not appear likely. Expand your disclosure to discuss in greater detail why the company is publicly offering its shares.

Use of Proceeds, page 13

6. We note your statement that if you sell 20% of your shares in this offering you will allocate those funds into print materials and internet advertising. However, on the preceding page, you disclose that you allocate all of your marketing funds to your radio campaign. Please reconcile.

Plan of Distribution; Terms of the Offering

7. Please tell us whether Mr. Lawrence has participated in another offering of securities pursuant to Exchange Act Rule 3a4-1 in the past twelve months.

Description of Business, Page 17

8. Please expand disclosure of your business to specify your revenue streams. For example, please describe your fee structure for the services you provide to your customers, including whether you enter into written agreement with such customers. In addition, please specify how you intend to "further monetize your website by integrating additional revenue streams into the structure of the website" as disclosed on page 20.

9. We note that you currently have "4 health-care companies using [your] services." Clarify whether these are paying clients, and if not, how you intend on commercializing your site.

Employees/Consultants, page 22

10. Please disclose that you recently hired an independent sales representative as discussed on page 20.

Directors, Executive Officers, Promoters and Control Persons, page 25

11. Tell us your basis for your statement that Mr. Lawrence "is considered a web specialist with extensive knowledge of the Internet, programming, code and online-based business structure and development." Provide greater detail as to "cross-industry experience in the management of high growth, dynamic companies."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Robert Lawrence
Pharma Investing News, Inc.
June 7, 2011
Page 4

You may contact Claire Delabar, Staff Accountant, at (202) 551-3365 or Terry French, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Alexandra Falowski